InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars) Quarter and three months ended March 31, 2012 and 2011

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Income Statements	1

Consolidated Statements of Comprehensive Income	2

Consolidated Balance Sheets	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation Consolidated Income Statements (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2012	2011
	$	$

Revenue
Sales and operating revenues	335,318,921	242,450,889
Interest	174,198	229,773
Other	2,657,229	973,816
	338,150,348	243,654,478

Changes in inventories of finished goods and work in progress	(13,673,345)	52,651,183
Raw materials and consumables used	(287,662,370)	(255,675,611)
Administrative and general expenses	(9,471,358)	(15,485,158)
Derivative (losses)/gains	(418,024)	172,259
Legal and professional fees	(899,433)	(1,691,845)
Exploration costs, excluding exploration impairment (note 6)	(7,363,401)	(7,334,952)
Finance costs	(4,678,500)	(3,945,098)
Depreciation and amortization	(6,095,142)	(4,618,739)
Foreign exchange gains	10,120,859	2,822,310
	(320,140,714)	(233,105,651)

Profit before income taxes	18,009,634	10,548,827

Income taxes
Current tax expense	(6,216,862)	(2,437,731)
Deferred tax expense	(2,356,492)	(7,412,568)
	(8,573,354)	(9,850,299)

Profit for the period	9,436,280	698,528

Profit is attributable to:
Owners of InterOil Corporation	9,436,280	695,549
Non-controlling interest	-	2,979
	9,436,280	698,528

Basic profit per share	0.20	0.01
Diluted profit per share	0.19	0.01
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,149,076	47,861,441
Diluted (Expressed in number of common shares)	49,216,450	48,855,771

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION	1

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2012	2011
	$	$

Profit for the period	9,436,280	698,528

Other comprehensive income:
Exchange difference on translation of foreign operations, net of tax	(2,445,473)	2,359,335
Movement on available-for-sale financial assets, net of tax	3,388,608	-
Other comprehensive income for the period, net of tax	943,135	2,359,335
Total comprehensive income for the period	10,379,415	3,057,863

Total comprehensive income for the period is attributable to:
Owners of InterOil Corporation	10,379,415	3,054,884
Non-controlling interests	-	2,979
	10,379,415	3,057,863

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION	2

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	March 31,	December 31,	March 31,
	2012	2011	2011
	$	$	$

Assets
Current assets:
Cash and cash equivalents	40,128,857	68,846,441	232,368,439
Cash restricted	34,988,570	32,982,001	35,451,370
Short term treasury bills - held-to-maturity	-	11,832,110	-
Trade and other receivables	118,352,988	135,273,600	54,934,757
Derivative financial instruments	729,174	595,440	-
Other current assets	584,392	867,967	720,502
Inventories (note 5)	157,398,454	171,071,799	179,788,543
Prepaid expenses	3,524,719	5,477,596	3,585,127
Total current assets	355,707,154	426,946,954	506,848,738
Non-current assets:
Cash restricted	6,280,432	6,268,762	6,723,477
Goodwill	6,626,317	6,626,317	6,626,317
Plant and equipment	248,037,460	246,043,948	224,772,732
Oil and gas properties (note 6)	406,477,789	362,852,766	281,652,302
Deferred tax assets	35,275,566	35,965,273	21,249,384
Available-for-sale investments (note 7)	7,039,394	3,650,786	-
Total non-current assets	709,736,958	661,407,852	541,024,212
Total assets	1,065,444,112	1,088,354,806	1,047,872,950
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	87,548,414	159,882,177	127,749,684
Income tax payable	10,376,661	4,085,137	1,920,553
Derivative financial instruments	-	11,457	136,791
Working capital facilities (note 8)	31,277,763	16,480,503	58,172,450
Unsecured loan and current portion of secured loans (note 10)	23,679,023	19,393,023	16,884,065
Current portion of Indirect participation interest (note 11)	540,002	540,002	540,002
Total current liabilities	153,421,863	200,392,299	205,403,545
Non-current liabilities:
Secured loans (note 10)	36,807,153	26,037,166	34,869,208
2.75% convertible notes liability	56,470,958	55,637,630	53,210,706
Deferred gain on contributions to LNG project	6,025,912	5,810,775	8,612,751
Indirect participation interest (note 11)	34,134,840	34,134,840	34,134,387
Asset retirement obligations	4,797,193	4,562,269	-
Deferred tax liabilities	-	1,889,391	-
Total non-current liabilities	138,236,056	128,072,071	130,827,052
Total liabilities	291,657,919	328,464,370	336,230,597
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 12)	909,155,368	905,981,614	898,641,290
Authorized - unlimited
Issued and outstanding - 48,169,071
(Dec 31, 2011 - 48,121,071)
(Mar 31, 2011 - 47,920,552)
2.75% convertible notes	14,298,036	14,298,036	14,298,036
Contributed surplus	25,986,833	25,644,245	19,430,690
Accumulated Other Comprehensive Income	30,324,017	29,380,882	11,620,512
Conversion options (note 11)	12,150,880	12,150,880	12,150,880
Accumulated deficit	(218,128,941)	(227,565,221)	(244,522,133)
Total equity attributable to owners of InterOil Corporation	773,786,193	759,890,436	711,619,275
Non-controlling interest	-	-	23,078
Total equity	773,786,193	759,890,436	711,642,353
Total liabilities and equity	1,065,444,112	1,088,354,806	1,047,872,950

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION	3

InterOil Corporation Consolidated Statements of Changes in Equity (Unaudited, Expressed in United States dollars)

	Quarter ended	Year ended	Quarter ended
	March 31,	December 31,	March 31,
	2012	2011	2011
Transactions with owners as owners:	$	$	$
Share capital
At beginning of period	905,981,614	895,651,052	895,651,052
Issue of capital stock (note 12)	3,173,754	10,330,562	2,990,238
At end of period	909,155,368	905,981,614	898,641,290
2.75% convertible notes
At beginning of period	14,298,036	14,298,036	14,298,036
Movement for the period	-	-	-
At end of period	14,298,036	14,298,036	14,298,036
Contributed surplus
At beginning of period	25,644,245	16,738,417	16,738,417
Fair value of options and restricted stock transferred to share capital	(1,260,332)	(5,598,009)	(1,076,237)
Stock compensation expense	1,602,920	14,721,387	3,768,510
Loss on buyback of non-controlling interest	-	(217,550)	-
At end of period	25,986,833	25,644,245	19,430,690
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	29,788,447	9,261,177	9,261,177
Foreign currency translation movement for the period, net of tax	(2,445,473)	20,527,270	2,359,335
Foreign currency translation reserve at end of period	27,342,974	29,788,447	11,620,512
Gain/(loss) on available-for-sale financial assets
At beginning of period	(407,565)	-	12,150,880
Gain/(loss) on available-for-sale financial assets, net of tax (note 7)	3,388,608	(407,565)	-
Gain/(loss) on available-for-sale financial assets at end of period	2,981,043	(407,565)	12,150,880
Accumulated other comprehensive income at end of period	30,324,017	29,380,882	11,620,512
Conversion options
At beginning of period	12,150,880	12,150,880	13,270,880
Movement for the period (note 11)	-	-	(1,120,000)
At end of period	12,150,880	12,150,880	12,150,880
Accumulated deficit
At beginning of period	(227,565,221)	(245,217,682)	(245,217,682)
Net profit for the period	9,436,280	17,652,461	695,549
At end of period	(218,128,941)	(227,565,221)	(244,522,133)
Total InterOil Corporation shareholders' equity at end of period	773,786,193	759,890,436	711,619,275

Transactions with non-controlling interest
At beginning of period	-	20,099	20,099
Net profit for the period	-	6,201	2,979
Buyback of non-controlling interest	-	(26,300)	-
At end of period	-	-	23,078
Total equity at end of period	773,786,193	759,890,436	711,642,353

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION	4

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended	Quarter ended
	March 31,	March 31,
	2012	2011
	$	$

Cash flows generated from (used in):

Operating activities
Net profit for the period	9,436,280	698,528
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	6,095,142	4,618,739
Deferred tax assets	(1,199,684)	7,228,306
Accretion of convertible notes liability	833,328	785,217
Amortization of deferred financing costs	55,987	55,986
Timing difference between derivatives recognized and settled	(145,191)	(41,787)
Stock compensation expense, including restricted stock	1,602,920	3,768,511
Accretion of asset retirement obligation liability	82,774	-
Oil and gas properties expensed	7,363,401	7,334,952
Unrealized foreign exchange gain	302,432	1,134,814
Change in operating working capital
Decrease/(increase) in trade and other receivables	12,429,585	(5,580,997)
Decrease/(increase) in other current assets and prepaid expenses	2,236,452	(206,996)
Decrease/(increase) in inventories	11,833,220	(49,768,359)
(Decrease)/increase in trade and other payables	(71,348,790)	51,846,250
Net cash (used in)/generated from operating activities	(20,422,144)	21,873,164

Investing activities
Expenditure on oil and gas properties	(52,881,456)	(34,505,232)
Proceeds from IPI cash calls	2,433,804	-
Expenditure on plant and equipment	(7,873,517)	(4,523,150)
Maturity of short term treasury bills	11,832,110	-
(Increase)/decrease in restricted cash held as security on borrowings	(2,018,239)	5,103,222
Change in non-operating working capital
(Decrease)/increase in trade and other payables	7,509,280	(2,843,126)
Net cash used in investing activities	(40,998,018)	(36,768,286)

Financing activities
Proceeds from Mitsui for Condensate Stripping Plant	-	4,854,616
Proceeds from Westpac secured loan	15,000,000	-
Proceeds from working capital facility	14,797,260	6,918,124
Proceeds from issue of common shares, net of transaction costs	1,913,421	1,914,000
Net cash generated from financing activities	31,710,681	13,686,740

Decrease in cash and cash equivalents	(29,709,481)	(1,208,382)
Cash and cash equivalents, beginning of period	68,846,441	233,576,821
Exchange gains on cash and cash equivalents	991,897	-
Cash and cash equivalents, end of period	40,128,857	232,368,439
Comprising of:
Cash on Deposit	13,946,993	83,278,689
Term Deposits	26,181,864	149,089,750
Total cash and cash equivalents, end of period	40,128,857	232,368,439

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION	5

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”). The Company is incorporated and domiciled in Canada. The Company is a Yukon Territory corporation, continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is 300-204 Black Street, Whitehorse, Yukon, Canada.

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate. Upstream includes exploration, appraisal and development operations for crude oil and natural gas structures in PNG. Upstream currently includes the development of the Elk and Antelope fields infrastructure, including the condensate stripping and associated facilities, and the gas gathering and associated common facilities, in connection with commercializing significant gas discoveries. Midstream consists of both Midstream Refining and Midstream Liquefaction. Midstream Refining includes refining of products for the domestic market in PNG and exports, and Midstream Liquefaction includes the work being undertaken to develop liquefaction and associated facilities (”LNG project”) in PNG for the export of liquefied natural gas. Downstream includes wholesale and retail distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, product shipping, government and investor relations. Common and integrated costs are recovered from reporting segments on an equitable driver basis.

These condensed consolidated interim financial statements were approved for issue on May 11, 2012.

2.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these condensed consolidated interim financial statements as if these policies had always been in effect unless otherwise indicated.

(a)	Basis of preparation and adoption of IFRS

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting”. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of the date these statements were approved. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2012 could result in restatement of these condensed consolidated interim financial statements.

The condensed consolidated interim financial statements for the quarter and three months ended March 31, 2012 have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale investments which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

(b)	Going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at March 31, 2012 amounted to $202.3 million compared to $301.4 million as at March 31, 2011. The Company has cash, cash equivalents and cash restricted of $81.4 million as at March 31, 2012 (March 2011 - $274.5 million), of which $41.3 million is restricted (March 2011 - $42.2 million).

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION	6

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

With respect to its Upstream operations, the Company has the ability to select the timing of exploration activities as long as the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) and Petroleum Retention Licenses (“PRL”) are met. Refer note 14 for further information on these commitments.

The Company has a short term total working capital facility of $240.0 million for its Midstream – Refining operation that is renewable annually with BNP Paribas. As at March 31, 2012, $156.9 million of the combined facility has been utilized, and the remaining facility of $83.1 million remains available for use. The facility was renewed in February 2012 until January 31, 2013.

The Company has an approximate $67.5 million (Papua New Guinea Kina (“PGK”) 140.0 million) revolving working capital facility for its Downstream operations in PNG from Bank of South Pacific Limited (“BSP”) and Westpac Bank PNG Limited (“Westpac”). As at March 31, 2012, $20.1 million (PGK 41.8 million) of this combined facility has been utilized, and $47.4 million (PGK 98.2 million) of this facility remains available for use. The Westpac facility was for an initial term of three years and was renewed in November 2011 through to November 2014. The facility was increased in February 2012 by $4.8 million (PGK 10.0 million). In addition, a secured loan of $15.0 million was provided as part of this increased facility which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The BSP facility is renewable annually and was renewed in August 2011 through to August 2012.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field, condensate stripping and liquefaction facilities. Therefore the Company must extend or secure sufficient funding through renewed or additional borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans. Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives. Accordingly, these condensed consolidated interim financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated.

(c)	Accounting policies

The accounting principles applied to the condensed consolidated interim financial statements are consistent with those described in note 2 of the audited consolidated financial statements for the year ended December 31, 2011.

(d)	New standards issued but not yet effective

The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not yet effective for the financial year beginning January 1, 2012 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2015): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2015 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact. The Company has not yet decided to early adopt IFRS 9.
-	IFRS 10 'Consolidated Financial Statements' (effective from January 1, 2013): This builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. This new standard might impact the entities that a group consolidates as its subsidiaries. The Company is yet to assess IFRS 10’s full impact.
-	IFRS 11 'Joint Arrangements' (effective from January 1, 2013): This provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The Company is yet to assess IFRS 11’s full impact.
-	IFRS 12 'Disclosure of Interests in Other Entities' (effective from January 1, 2013): This is a new standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company is yet to assess IFRS 12’s full impact.
-	IFRS 13 ‘Fair Value Measurement’ (effective from January 1, 2013): This aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The Company is yet to assess IFRS 13’s full impact.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION	7

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	IAS 27 ‘Separate Financial Statements’ (effective from January 1, 2013): This includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The Company is yet to assess IAS 27’s full impact.

-	IAS 28 ‘Investments in Associates and Joint Ventures’ (effective from January 1, 2013): This now includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The Company is yet to assess IAS 28’s full impact.

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

4.	Segmented financial information

As stated in note 1, management has identified four major reporting segments - Upstream, Midstream, Downstream and Corporate. Midstream consists of both Midstream Refining and Midstream Liquefaction. The Corporate segment includes assets and liabilities that do not specifically relate to the other reporting segments. Results in this segment primarily include management expenses. Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity. Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories. The majority of the Company’s operations are located in Papua New Guinea, with the exception of the Corporate segment which also has operations in the United States, Australia and Singapore.

Included in the Company’s revenues from external customers for the three months ended March 31, 2012 is revenue from exports to foreign countries of $92,738,300 (Mar 2011 - $69,684,601). The Midstream – Refining segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG and for export. The Downstream segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG on a wholesale and retail basis. The Corporate segment derives their revenue from the shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION	8

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Quarter ended March 31, 2012	Upstream	Midstream – Refining	Midstream – Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	116,692,429	-	218,580,488	46,004	-	335,318,921
Intersegment revenues	-	185,456,481	-	18,203	12,656,561	(198,131,245)	-
Interest revenue	1,412	160,868	410	807	12,054,323	(12,043,622)	174,198
Other revenue	2,282,640	-	-	374,589	-	-	2,657,229
Total segment revenue	2,284,052	302,309,778	410	218,974,087	24,756,888	(210,174,867)	338,150,348

Cost of sales and operating expenses	-	277,475,077	-	201,328,904	3,891,091	(181,359,357)	301,335,715
Administrative, professional and general expenses	672,650	7,430,952	1,407,827	4,891,817	11,812,689	(14,602,386)	11,613,549
Derivative loss/(gain)	-	429,481	-	-	(11,457)	-	418,024
Foreign exchange loss/(gain)	622,168	(1,957,426)	(1,526)	(8,661,209)	(122,866)	-	(10,120,859)
Exploration costs, excluding exploration impairment	7,363,401	-	-	-	-	-	7,363,401
Depreciation and amortisation	1,462,352	2,893,697	3,876	1,239,813	527,897	(32,493)	6,095,142
Interest expense	9,407,710	2,770,628	558,793	1,232,581	1,509,653	(12,043,623)	3,435,742
Total segment expenses	19,528,281	289,042,409	1,968,970	200,031,906	17,607,007	(208,037,859)	320,140,714
Segment (loss)/profit before income taxes	(17,244,229)	13,267,369	(1,968,560)	18,942,181	7,149,881	(2,137,008)	18,009,634
Income tax expense	-	(1,947,726)	-	(5,745,558)	(880,070)	-	(8,573,354)
Segment net (loss)/profit	(17,244,229)	11,319,643	(1,968,560)	13,196,623	6,269,811	(2,137,008)	9,436,280

Segment assets	435,532,297	352,268,939	7,948,448	199,797,806	66,574,374	(31,953,318)	1,030,168,546
Unallocated:
Deferred tax							35,275,566
Total assets per the balance sheet							1,065,444,112

Segment liabilities	88,184,296	59,369,146	8,365,036	87,253,617	76,329,316	(27,843,492)	291,657,919
Unallocated:
Deferred tax							-
Total liabilities per the balance sheet							291,657,919

Capital expenditure (net of cash calls)	43,625,023	3,829,484	(253,359)	1,795,733	21,082	-	49,017,963

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION	9

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Quarter ended March 31, 2011	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	85,112,081	-	157,338,808	-	-	242,450,889
Intersegment revenues	-	132,598,181	-	31,391	10,921,305	(143,550,877)	-
Interest revenue	4,813	33,687	1	4,033	7,760,935	(7,573,696)	229,773
Other revenue	663,268	(561)	-	334,580	(23,471)	-	973,816
Total segment revenue	668,081	217,743,388	1	157,708,812	18,658,769	(151,124,573)	243,654,478

Cost of sales and operating expenses	-	190,185,864	-	143,207,216	653,283	(131,021,935)	203,024,428
Administrative, professional and general expenses	4,417,118	3,828,091	2,358,362	5,495,728	13,023,847	(10,899,890)	18,223,256
Derivative gain	-	(172,259)	-	-	-	-	(172,259)
Foreign exchange (gain)/loss	(127,057)	(2,730,857)	16,362	261,158	(241,916)	-	(2,822,310)
Exploration costs, excluding exploration impairment	7,334,952	-	-	-	-	-	7,334,952
Depreciation and amortisation	640,795	2,765,002	6,421	803,793	435,220	(32,492)	4,618,739
Interest expense	6,351,290	1,675,309	223,287	826,392	1,396,263	(7,573,696)	2,898,845
Total segment expenses	18,617,098	195,551,150	2,604,432	150,594,287	15,266,697	(149,528,013)	233,105,651
Segment (loss)/profit before income taxes	(17,949,017)	22,192,238	(2,604,431)	7,114,525	3,392,072	(1,596,560)	10,548,827
Income tax (expense)/benefit	-	(7,297,972)	-	(2,623,482)	71,155	-	(9,850,299)
Segment net (loss)/profit	(17,949,017)	14,894,266	(2,604,431)	4,491,043	3,463,227	(1,596,560)	698,528

Segment assets	293,963,904	418,065,247	7,763,774	156,270,212	202,324,701	(51,764,272)	1,026,623,566
Unallocated:
Deferred tax							6,869,822
Total assets per the balance sheet							1,033,493,388

Segment liabilities	82,253,884	153,187,719	9,748,429	66,555,364	70,691,746	(46,206,545)	336,230,597

Captial expenditure	26,357,564	429,022	337,106	1,562,080	209,107	-	28,894,879

5.	Inventories

	March 31,	December 31,	March 31,
	2012	2011	2011
	$	$	$
Midstream - Refining (crude oil feedstock)	44,455,924	40,311,108	47,471,615
Midstream - Refining (refined petroleum product)	37,052,863	70,267,854	81,781,574
Midstream - Refining (parts inventory)	2,974,311	2,721,147	1,099,155
Downstream (refined petroleum product)	72,915,356	57,771,690	49,436,199
	157,398,454	171,071,799	179,788,543

As at December 31, 2011, inventory had been written down to its net realizable value. No inventory write down was necessary at March 31, 2012 and March 31, 2011. At March 31, 2012, $84,483,098 (Dec 2011 - $113,300,109, Mar 2011 - $130,352,344) of the Midstream Refining inventory balance secures the BNP Paribas working capital facility disclosed in note 8.

Condensed Consolidated Interim Financial Statements	INTEROIL CORPORATION	10

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

6.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	March 31,	December 31,	March 31,
	2012	2011	2011
	$	$	$
Drilling and construction equipment	89,993,453	79,367,759	36,765,396
Drilling consumables and spares	15,533,829	14,129,959	12,267,275
Petroleum Prospecting License drilling programs (Unproved)	300,950,507	269,355,048	232,619,631
Gross Capitalized Costs	406,477,789	362,852,766	281,652,302
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	406,477,789	362,852,766	281,652,302

The majority of the costs capitalized under ‘Petroleum Prospective License drilling programs (Unproved)’ above relates to the exploration and development expenditure on the Elk and Antelope fields. The development and monetization efforts of these fields are ongoing, and include the condensate stripping and associated facilities, the gas gathering and associated common facilities, and developing a liquefied natural gas plant and associated facilities in PNG.

The majority of current quarter increase in the PPL drilling programs relates to the drilling activity on the Triceratops field for the Triceratops 2 appraisal well.

The following table discloses a breakdown of the exploration costs incurred for the periods ended:

	March 31,	December 31,	March 31,
	2012	2011	2011
	$	$	$
Property Acquisition Costs
Unproved	-	-	-
Proved	-	-	-
Total acquisition costs	-	-	-
Exploration Costs	-	-	-
Development Costs	45,518,055	116,493,004	27,170,280
Less: Costs allocated against cash calls	(1,893,032)	(8,934,976)	(812,716)
Total Costs capitalized	43,625,023	107,558,028	26,357,564
Charged to expense
Geophysical and other costs	7,363,401	18,435,150	7,334,952
Total charged to expense	7,363,401	18,435,150	7,334,952
Oil and Gas Property Additions (capitalized and expensed)	50,988,424	125,993,178	33,692,516

7.	Investments

On April 11, 2011, the Company and Pacific LNG Operations Ltd. executed a framework agreement with Flex LNG Ltd related to the construction and operation of a two million tonnes per annum floating liquefied natural gas processing vessel. Under the framework agreement, an equity purchase option was issued to the Company and Pacific LNG Operations Ltd. to acquire up to 11,315,080 common shares in Flex LNG Ltd at an average strike price of 4.5909 Norwegian Kroner.

Based on guidance under IAS 39, changes in the fair value of the Flex LNG Ltd shares after initial recognition are to be recognized in other comprehensive income within shareholders equity, except for impairment losses which can be evidenced by a significant or prolonged decline in the fair value of an investment. The fair value at March 31, 2012 was $7,039,394 (Dec 2011 - $3,650,786, Mar 2011 - $nil) and was calculated using quoted prices on Oslo stock exchange Axess.

Condensed Consolidated Interim Financial Statements	INTEROIL CORPORATION	11

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

8.	Working capital facilities

	March 31,	December 31,	March 31,
Amounts drawn down	2012	2011	2011
	$	$	$
BNP Paribas working capital facility - midstream	11,145,850	10,030,131	49,246,851
Westpac working capital facility - downstream	20,031,527	6,450,372	8,925,599
BSP working capital facility - downstream	100,386	-	-
Total working capital facility	31,277,763	16,480,503	58,172,450

(a) BNP Paribas working capital facility

InterOil has a syndicated working capital credit facility led by BNP Paribas (Singapore branch) with a maximum availability of $240,000,000. The total facility is renewable annually and was renewed in February 2012 until January 31, 2013 with an increase in Facility 1 limit by an additional $10,000,000 to $180,000,000, and a maximum availability of $240,000,000 for the combined facility.

The following table outlines the facility and the amount available for use at year end:

	March 31,	December 31,	March 31,
	2012	2011	2011
	$	$	$
Working capital credit facility	240,000,000	260,000,000	220,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	(11,145,850)	-	(49,246,851)
Discounted receivables	-	(10,030,131)	-
	(11,145,850)	(10,030,131)	(49,246,851)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(145,797,000)	(164,910,000)	(108,010,000)
Working capital credit facility available for use	83,057,150	85,059,869	62,743,149

(b) Westpac and Bank South Pacific working capital facility

The Company has an approximately $67,480,000 (PGK 140,000,000) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac. Westpac facility limit is approximately $43,380,000 (PGK 90,000,000) and the BSP facility limit is approximately $24,100,000 (PGK 50,000,000). The Westpac facility is for an initial term of three years and was renewed in November 2011 through to November 2014. The Westpac facility was increased in February 2012, by $4,820,000 (PGK 10,000,000). The BSP facility is renewable annually and was renewed in August 2011 through to August 2012. As at March 31, 2012, $20,131,913 (PGK 41,767,680) of this combined facility has been utilized, and $47,348,087 (PGK 98,232,320) of this facility remains available for use. These facilities are secured by a fixed and floating charge over the assets of Downstream operations.

9.	Related parties

(a) Petroleum Independent and Exploration Corporation (“P.I.E”)

P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acted as a sponsor of the Company's oil refinery project until late June 2011. Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI. SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI. InterOil is the majority shareholder of SPI and therefore has the power to appoint the general manager.

During the three months ended March 31, 2012, $nil (Mar 2011 - $37,500) was expensed for the sponsor's management fees in relation to legal, accounting and reporting costs. Of these costs, $nil (Mar 2011 - $37,500) were included in accrued liabilities at March 31, 2012.

In November of 2011, the Company elected to exchange the 5,000 shares held in SP InterOil LDC by PIE for 5,000 shares in InterOil Corporation. The sponsor agreements were terminated with PIE on exchange of the share holding interest in SPI LDC. During the quarter ended March 31, 2012, SPI LDC has been renamed South Pacific Refining Limited.

Condensed Consolidated Interim Financial Statements	INTEROIL CORPORATION	12

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

10.	Secured and unsecured loans

	March 31,	December 31,	March 31,
	2012	2011	2011
	$	$	$
Secured loan (OPIC) - current portion	9,000,000	9,000,000	9,000,000
Secured loan (Westpac) - current portion	4,286,000	-	-
Unsecured loan (Mitsui)	10,393,023	10,393,023	7,884,065
Total current portion of loans	23,679,023	19,393,023	16,884,065

Secured loan (OPIC) - non current portion	26,500,000	26,500,000	35,500,000
Secured loan (OPIC) - deferred financing costs	(406,847)	(462,834)	(630,792)
Secured loan (Westpac) - non current portion	10,714,000	-	-
Total non current secured loan	36,807,153	26,037,166	34,869,208

Total secured and unsecured loans	60,486,176	45,430,189	51,753,273

(a) OPIC Secured Loan

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan agreement stipulates half yearly principal payments of $4,500,000, due in June and December of each year, with the final repayment to be made in December 31, 2015. The loan is secured over the assets of the refinery project which had a carrying value of $194,382,209 at March 31, 2012 (Dec 2011 - $194,037,701, Mar 2011 - $186,997,043).

As at March 31, 2012, two installment payments amounting to $4,500,000 each which will be due for payment on June 30, 2012 and December 31, 2012 have been classified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness for the refining operations. A deposit is also required to be maintained to cover the next installment and interest payment. As of March 31, 2012, the company was in compliance with all applicable covenants.

(b) Westpac Secured Loan

A secured loan of $15,000,000 was provided as part of the increased Westpac working capital facility which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The loan agreement stipulates half yearly principal payments of $2,143,000, with the final repayment to be made in August 2015. As at March 31, 2012, two installment payments amounting to $4,286,000 each which will be due for payment on September 9, 2012 and March 2, 2013 have been classified into the current portion of the liability. The loan is secured by a fixed and floating charge over the assets of Downstream operations.

(c) Mitsui Unsecured Loan

On April 15, 2010, the Company entered into preliminary joint venture and financing agreements with Mitsui relating to the CS Project. The proposed joint venture is to be entered into for equal shares between Mitsui and InterOil. On August 4, 2010, the JVOA for the CS Project was finalized. The amount financed by Mitsui for InterOil’s proportion of cash calls is treated as an unsecured loan with interest being accrued daily at LIBOR plus a margin of 6.00%. The portion of funding that relates to Mitsui’s share of the project is held in current liabilities. In the event that a positive FID is not reached or made, InterOil will be required to refund Mitsui’s share of capital expenditure incurred and the unsecured loan within a specified period.

11.	Indirect participation interests

	March 31,	December 31,	March 31,
	2012	2011	2011
	$	$	$
Indirect participation interest (PNGDV) - current portion	540,002	540,002	540,002
Total current indirect participation interest	540,002	540,002	540,002

Indirect participation interest (PNGDV) - non current portion	844,490	844,490	844,490
Indirect participation interest ("IPI")	33,290,350	33,290,350	33,289,897
Total non current indirect participation interest	34,134,840	34,134,840	34,134,387

Total indirect participation interest	34,674,842	34,674,842	34,674,389

Condensed Consolidated Interim Financial Statements	INTEROIL CORPORATION	13

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

12.	Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2011	47,800,552	895,651,052

Shares issued on exercise of options under Stock Incentive Plan	265,440	7,087,574
Shares issued on vesting of restricted stock units under Stock Incentive Plan	50,079	2,999,138
Shares issued on buyback of non-controlling interest	5,000	243,850

December 31, 2011	48,121,071	905,981,614

Shares issued on exercise of options under Stock Incentive Plan	48,000	3,173,754

March 31, 2012	48,169,071	909,155,368

13.	Potential dilutive instruments

Conversion options, convertible notes, stock options and restricted stock units totaling 2,649,229 common shares at prices ranging from $9.80 to $95.63 were outstanding as at March 31, 2012.

Potential dilutive instruments outstanding	Number of shares March 31, 2012	Number of shares March 31, 2011
Employee stock options	1,429,827	1,598,267
Employee Restricted Stock	146,897	180,836
IPI Indirect Participation interest - conversion options	340,480	340,480
2.75% Convertible notes	732,025	732,025
Others	-	5,000
Total stock options/shares outstanding	2,649,229	2,856,608

14. Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses (a)	134,900	44,400	36,350	44,050	9,900	200	-
Secured and unsecured loans	69,192	26,757	15,779	15,160	11,496	-	-
Convertible notes obligations	77,058	1,925	1,925	1,925	71,283	-	-
Indirect participation interest - PNGDV (note 11)	1,384	540	844	-	-	-	-
	282,534	73,622	54,898	61,135	92,679	200	-
(a)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed as a condition on renewal of these licenses. Company is committed to spend a further $61.9 million as a condition of renewal of our petroleum prospecting licenses up to 2014. Of this $61.9 million commitment, as at March 31, 2012, management estimates that satisfying this license commitment would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI agreement. In addition, the terms of grant of PRL15, requires the Company to spend a further $73.0 million on the development of the Elk and Antelope fields by the end of 2014.

Condensed Consolidated Interim Financial Statements	INTEROIL CORPORATION	14

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

14.	Commitments and contingencies (cont’d)

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Audit by PNG Customs

During the second half of 2011, the PNG Customs Service commenced an audit of our petroleum product imports into Papua New Guinea for the years 2007 to 2010.  The Company received a letter in November 2011 from the then Commissioner of Customs setting out certain findings from the audit. This letter included comments alleging that payment of import GST was required and had not been made on imports of certain refined products. As well as requiring payment of GST, the letter noted that administrative penalties were able to be levied by Customs in the range of 50% to 200% of the assessed amounts as per the Customs Act. The Company has since met with the Customs Service and provided it with supporting documentation to demonstrate that the GST amounts claimed in their letter have all been paid. Management has maintained a provision in these financial statements that was initially recognized in 2011 based on their best estimate in relation to this matter and is working closely with the authority to provide all requested information in order to finalize the audit.

15.	Subsequent events

Heads of Agreement with Pacific Rubiales Energy

Subsequent to quarter end, we signed a binding Heads of Agreement with Pacific Rubiales Energy Corp. (“PRE”) for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL237 Petroleum Prospecting License onshore Papua New Guinea, including the Triceratops structure located within that license. The transaction contemplates staged initial cash payments totaling $116.0 million, an additional carry of 25% of the costs of an agreed exploration work program, and a final resource payment. PRE have paid the initial $20 million of the staged cash payments. PRE's gross participating interest will be subject to the Government of Papua New Guinea's back-in rights provided for in relevant PNG legislation. The farm-in is subject to the accomplishment of certain milestones occurring at various stages over the coming months, including finalization and execution of definitive agreements and acceptance of registration of the assignment documents by the Government of Papua New Guinea, together with other standard industry conditions. In the event that these milestones are not reached, the Heads of Agreement will expire and any amounts paid by PRE are to be refunded

Condensed Consolidated Interim Financial Statements	INTEROIL CORPORATION	15